Exhibit 99.1

YAMANA GOLD PROVIDES OPERATIONAL UPDATE
--Ramp-up activities temporarily suspended at C1 Santa Luz --
--Record monthly production in August--

TORONTO, ONTARIO, September 10, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today provided an update on its C1 Santa Luz and Pilar projects and announced that monthly production reached record levels in August, favourably positioning the Company to meet its production expectations for the balance of this year and into the following years.

C1 Santa Luz along with Pilar, both located in Brazil, have been on a gradual process of ramp-up and evaluation over the past year in order to determine their continuing viability in light of certain operational challenges and decline in metal prices last year.

During this time, the Company has been working to improve the rate of recovery from the carbon-in-leach (CIL) circuit at C1 Santa Luz, which to date has been lower than designed, and, in particular, the Company has been dealing with a significant carbon content in the ore which has had the effect of suppressing gold recovery.  After careful and extensive review, and having allowed a sufficient period of time for optimization efforts, the Company has concluded that the optimal plan for C1 Santa Luz would be to temporarily suspend ramp-up activities, and put the project on care and maintenance while several identified alternative metallurgical processes are evaluated.

The decision to temporarily suspend ramp-up activities at C1 Santa Luz and put it on care and maintenance is consistent with the Company’s focus on maximizing cash flow rather than production only and protects the significant inventory of mineral resources that that would otherwise likely be lost permanently to tailings with the current recovery levels.  In so doing, the potential future viability of the project is preserved as that inventory is profitably mined and recovered utilizing one of the metallurgical processes that will be implemented once the evaluation process is completed.

The Company is working with employees, labour unions, contractors and various levels of governments to minimize the impact on local communities and remains confident that once the metallurgical recovery evaluation process is completed, C1 Santa Luz will become a sustainable operation providing long term benefits to local communities.  The Company has undertaken to complete the evaluation of the alternative metallurgical recovery processes before end of 2015.

(All amounts are expressed in United States dollars unless otherwise indicated.)

In the case of Pilar, significant improvements have been made to reduce dilution and improve grade reconciliation.  During this ramp-up period, the Company has introduced lower profile equipment to better manage gold vein widths and reduce dilution, completed a significant in-fill program to improve grade reconciliation and continued development of Caiamar which is a satellite deposit with better ore body orientation and grades.  Plant recoveries are at design levels and gold production has increased month over month in 2014 and is expected to increase significantly quarter-over-quarter in the third and fourth quarters following a similar pattern to the production increase in the second quarter over the first quarter.  A cost reduction program has also been implemented to reduce all-in sustaining costs.  Overall, Pilar remains on track for commercial production before the end of this year.  The Company will evaluate the decision of commercial production following expected production and cost improvements in the third quarter and as production and costs continue to improve in the fourth quarter.  Planned production from Pilar for the full year is expected to be approximately 58,000 ounces.

Other operations and the Company's cornerstone operations in particular, continue to meet or exceed production and cash flow expectations.  The Company achieved record monthly production for the month of August of over 137,000 gold equivalent ounces (“GEO”) mostly resulting from significant improvements and increased production levels from Chapada, El Peñón, Canadian Malartic, Minera Florida, Mercedes, Jacobina and Gualcamayo where the  QDD Lower West underground operation is contributing to higher grades and increased production.

While the Company will continue to evaluate its production guidance for 2014 in light of its decision relating to C1 Santa Luz, production should be modestly affected, if at all, as C1 Santa Luz was expected to modestly contribute to production and any variance should be offset by refocused management efforts on improved and increasing production from the Company's cornerstone operations.  The impact on costs and cash flow is expected to be positive as C1 Santa Luz was not expected to contribute positively to costs or cash flow and with refocused management efforts, further cost improvements are in progress.

Production guidance for 2014 is for over 1.42 million GEO at all-in sustaining cash costs between $825 and $875 per GEO.  Production is expected to increase in the following years at or below these cost levels with production contributions from cornerstone operations and with a further production contribution from Cerro Moro which is a very high grade, low cost, gold and silver development stage project from which production is expected to begin in 2016.  Pre-development work, advanced engineering and optimization reviews are being completed toward the goal of a formal construction and development decision this year.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, the Mexican Peso, and the Canadian Dollar versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.